SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Québec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Enclosures: 2018 Annual Report and Management Proxy Circular dated December 10, 2018.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932, 333-112021, 333-146175, 333-177013, 333-197742 and 333-220741.

The following exhibits are filed herewith and incorporated herein:

Exhibit number	Description

99.1	2018 Annual Report

99.2	Management Proxy Circular dated December 10, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

	By:	/s/ Benoit Dubé
	Name:	Benoit Dubé
Date: December 20, 2018	Title:	Executive Vice-President, Chief Legal Officer and Corporate Secretary